April 11, 2014 Securities and Exchange Commission Washington, D.C. 20549 United States. Attn: John Cash	7251 West Lake Mead Boulevard Suite 300, Las Vegas, Nevada 89128 Tel: +1-702-989-8978 Fax: +1-702-920-8183 Website: www.rfuelcorp.com

Dear Sirs,

RE:	Renewable Fuel Corp Form 10-K for the Year Ended September, 2013 Filed February 4, 2014 File No. 0-53732

Refer to your comments dated April 1, 2014, we would like to response & clarify on your comments as follow.

Item 1. Description of business, Page 4

Regulation, page 9

The regulations and events relating to regulations is common industry wide. Below is our discussion of the applicable US regulations which we could use to replace the older discussion:

Regulation

Our plants will have and maintain the necessary operating licenses from the Malaysian and Indonesian governments.

•	The biodiesel from our production facilities will comply with both the European (EN14214) and American (ASTM 6751) biodiesel specifications.

•
The growth of biodiesel industry will be determined largely as the result of government legislation, mandates and regulation. In general, governments use a variety of subsidies and tax breaks to stimulate demand.

 Most governments have three primary concerns in formulating their biofuel policy:

•	securing constant energy supply and reducing dependence on fossil fuel imports;

•	obtaining environmental benefits and reducing sulfur emissions compared with those of fossil diesel; and

•	creating jobs, in especially in rural regions, and boosting the agricultural sector.

The EPA’s ULSD regulation went into effect in 2006. The ULSD regulation requires all diesel fuel, diesel fuel additives and distillate fuels blended with diesel for on-road use to contain less than 15 ppm of sulfur content. Biodiesel serves as an alternative and appropriate way to comply with ULSD regulations, as biodiesel has less than 15 parts per million (“ppm”) of sulfur content. Blending biodiesel with ULSD also provides added lubricity, which is lost with the removal of sulphur but is required for peak engine performance. Also, in October 2008, ASTM amended the D975 standard for on-road diesel to allow for 5% biodiesel. The change in the ASTM spec, along with lubricity enhancement, will continue to ease the adoption of RFC's biodiesel by US blenders and marketers.

Renewable Identification Numbers

The EPA created the renewable identification number, or RIN, system to track renewable fuel production and compliance with the renewable fuel standard. EPA registered producers of renewable fuel may generate RINs for each gallon of renewable fuel they produce. In the case of biodiesel, 1.5 biomass-based diesel RINs may be generated for each gallon of biodiesel produced. Most renewable fuel, including biodiesel, is then sold with its associated RINs attached. Under the RFS2 regulations, the RINs may also be separated from the gallons of renewable fuel and once separated they may be sold as a separate commodity. RINs are ultimately used by Obligated Parties to demonstrate compliance with the RFS2. Obligated Parties must obtain and retire the required number of RINs to satisfy their RVO during a particular compliance period. An Obligated Party can obtain RINs by buying renewable fuels with RINs attached, buying RINs that have been separated, or producing renewable fuels themselves. All RIN activity under RFS2 must be entered into the EPA’s moderated transaction system, which tracks RIN generation, transfer and retirement. RINs are retired when used for compliance with the RFS2 requirements.  At this time, the company is not producing biodiesel and therefore does not benefit from this program.

Blenders Tax Credit

The blenders tax credit, when in place, provides a $1.00 per gallon excise tax credit to the first blender of biodiesel with at least 0.1% petroleum-based diesel fuel. The blenders tax credit can then be credited against such blenders federal excise tax liability or the blender can obtain a cash refund from the United States Treasury for the value of the credit. The blenders tax credit became effective January 1, 2005 and then lapsed January 1, 2010 before being reinstated retroactively on December 17, 2010. The blenders tax credit again expired as of December 31, 2011 and on January 2, 2013, it was again reinstated retroactively for 2012 through December 31, 2013. The blenders tax credit expired again on December 31, 2013 and it is uncertain whether it will be reinstated and if reinstated, whether or not it would be reinstated retroactively.

State Programs

There are various state level incentive programs that can benefit the company should the company apply and qualify. At this time, the company is not producing biodiesel and therefore does not benefit from this program.

Item 15. Exhibits and Financial Schedules, Page 40

We will comply with your filing request in our next Exchange Act report.  Please note the CEO employment agreement has already been filed as an exhibit to the S1 filing.

http://www.sec.gov/Archives/edgar/data/1455768/000109690610001428/rnfcs1ex10-02.htm

Thanks for your advice and assistance.

Sincerely yours,

RENEWABLE FUEL CORP

/s/ William Van Vliet
William Van Vliet